Exhibit 99.1

Xiao-I Corporation Reports Unaudited Full Year 2023 Financial Results

-	Net revenues grew 22.8% year over year to a record high of US$59.2 million

-	MaaS business grew 48.5% year over year to US$19.2 million, and accounted for over 30% of total revenue

-	Gross margin rose 270 basis points year over year to 66.6%

(SHANGHAI, China, April 30, 2024) Xiao-I Corporation (“Xiao-I” or the “Company”), a leading cognitive artificial intelligence (“AI”) enterprise, today announced its unaudited financial results for the full year ended December 31, 2023.

2023 Financial Highlights

-	Net revenues increased 22.8% year over year to a record high of US$59.2 million.

-	Sale of cloud platform products increased 82.6% year over year to US$47.0 million.

-	Net revenue of MaaS business increased 48.5% year over year to US$19.2 million, and MaaS business accounted for over 30% of the total net revenue for the first time.

-	Gross profit increased 28.0% year over year to US$39.4 million.

-	Gross margin was 66.6%, up 270 basis points year over year.

Mr. Hui Yuan, Chairman and Chief Executive Officer of Xiao-I, commented, “Our achievements are a testament to our commitment. In 2023, we achieved a significant 22.8% increase in net revenues, reaching an all-time high of $59.2 million. These results demonstrate our ability to succeed in a competitive landscape, highlighting our achievement in generating substantial revenue growth and solidifying our position in the market. ”

Speaking about the recent advancements, Mr. Hui Yuan stated, “The year 2023 marked a significant milestone for us with the introduction of the ‘Hua Zang Universal Large Language Model’. This groundbreaking model addresses prevalent challenges within the global AI landscape with innovative solutions. Leveraging the robust framework of the Model, we further expanded our reach with the unveiling of the transformative Hua Zang Ecosystem in October 2023. The ecosystem is a comprehensive suite of services, including development support, market outreach, and financial investment, and emphasized its role in fostering a dynamic network that connects global partners, customers, and developers.” He also emphasized the successful commercialization of Hua Zang LLM, “our MaaS business grew 48.5% to $19.2 million, which is primarily attributed to Hua Zang LLM, and it’s really encouraging to see the business accounted for over 30% of the total net revenue for the first time.”

Furthermore, Mr. Hui Yuan shared the progress in global expansion, stating, “We have also expanded our presence internationally. This includes the establishment of U.S. and United Arab Emirates subsidiaries, demonstrating our commitment to reaching new markets globally and connecting with a broader audience.”

In terms of Xiao-I’s significant growth in both MaaS and non-Maas business during 2023, Mr. Hui Yuan revealed, “Our MaaS business experienced a signficant growth rate of 48.5%, reaching US$19.2 million, and the advancement is attributable to the success of the Hua Zang LLM. Additionally, within the year, revenue from our non-MaaS segment grew by 13.4%, amounting to US$40.0 million. This growth signifies the effectiveness of Xiao-I’s diversified business approach and its ability to capture opportunities beyond the MaaS sector.”

In addition, Mr. Hui Yuan anticipates that Hua Zang LLM is poised to enhance its commercialization efforts even further. “With a wealth of experience in commercialization and a proven track record of completing over 1,000 projects, we expect our B2B operations will continue to exhibit a robust and consistent growth trajectory, with around 20% of growth rate on a yearly basis. Meanwhile, we firmly believe that the integration of AI models and consumer applications has become increasingly seamless and influential, fostering innovation and meeting consumer demand with greater effectiveness. As a result, we have expanded our business into the B2C market to capitalize on this opportunity.”

Recent Developments and Strategic Highlights:

-	Introduction of the Hua Zang Universal Large Language Model Ecosystem: In October 2023, Xiao-I introduced the Hua Zang Universal Large Language Model Ecosystem (the “Hua Zang Ecosystem”), marking a significant milestone in its journey. This groundbreaking ecosystem is crafted to streamline the development, application, and operational aspects of cognitive intelligence solutions, fostering a synergy that enhances speed, cost-effectiveness, and overall efficiency. The tailor-made solutions cater to specific business requirements, empowering organizations to create unique and branded conversational AI experiences.

-	Secured Contract for AI Contact Center Project with Leading Chinese Aviation Group: In June 2023, Xiao-I secured a contract for an intelligent contact center project with a leading Chinese aviation group. This partnership aims to enhance the aviation group’s service provision capabilities and drive digital transformation.

-	Introduced Pioneering Hua Zang Generative AI Model: In June 2023, Xiao-I launched Hua Zang, its advanced large language model. The model, analogous to an operating system, is built on Xiao-I’s robust platform capabilities and designed to empower various industries.

-	Establishment of U.S. and United Arab Emirates Subsidiaries as Part of Going Global Strategy: In May 2023, Xiao-I established a U.S. subsidiary, Xiao-I Plus Inc., and in March 2024, Xiao-I established its United Arab Emirates subsidiary, Xiao-I Super Ltd. marking good progress in its global expansion strategy.

-	Launched IDP Solution for Future-Ready Enterprise Document Management: In May 2023, Xiao-I launched its state-of-the-art Intelligent Document Processing (“IDP”) product. This innovative solution is delivered by a smart and efficient platform that streamlines and automates the document management process, empowering businesses towards an era of intelligent operations.

-	Recognition as Outstanding Supplier by China Merchants Bank Credit Card Center: In May 2023, Xiao-I announced that the Credit Card Center of China Merchants Bank Co. recognized it as an outstanding supplier. This prestigious acknowledgement follows the Bank’s annual supplier assessment evaluation for 2022, during which Xiao-I demonstrated exemplary performance in business collaboration, product implementation, and service quality.

2023 Financial Results

Net Revenues

Net revenues were US$59.2 million for 2023, up 22.8% year over year from US$48.2 million for 2022. The increase was primarily due to the increased sales of cloud platform products and hardware products.

By Revenue Type	2023	2022	% Change YoY
Sale of cloud platform products	47,007,556	25,742,135	83
Technology development service	7,839,700	16,419,889	(52)
Sale of software products	1,566,455	3,547,113	(56)
M&S service	2,676,185	2,429,526	10
Sale of hardware products	75,363	46,295	63
Total	$59,165,259	$48,184,958	23

Cost of Revenues

Cost of revenues was US$19.7 million for 2023, up 13.6% year over year from US$17.4 million for the same period of 2022. With a smaller increase compared to net revenues, cost efficiency has improved due to economies of scale.

Gross Profit

Gross profit was US$39.4 million for 2023, representing an increase of 28.0% year over year from US$30.8 million for 2022. Gross margin was 66.6% for 2023, compared to 63.9% for the same period of 2022. The increase in gross margin was primarily attributed to the significant increase in the proportion of revenues from sales of cloud platform products with a higher profit margin of 74.8%.

Operating Expenses

Total operating expenses were US$61.3 million in 2023, representing an increase of 80.7% year over year from US$33.9 million for the same period of 2022. While the selling, general, and administrative expenses demonstrated improved efficiency with larger business scales, they couldn’t offset the increase in research and development expenses, which grew by 118.3% year over year.

Income (Loss) from Operations

Loss from operations was US$21.9 million for 2023, compared to a loss of US$3.1 million from operations for the same period of 2022.

Total Other Loss

Total other loss was US$1.3 million for 2023, compared to a loss of US$2.2 million for the same period of 2022.

Net Income (Loss)

Net loss was US$27.0 million for 2023, compared to a net loss of US$6.0 million for the same period of 2022.

The financial statements for the year ended December 31, 2023, herein have not been audited by the Company’s independent registered accounting firm. The financial statements for the twelve months ended December 31, 2023, to be disclosed in the Company’s Form 20-K may differ from the above-mentioned unaudited financial statements.

Conference Call Information

The Company will conduct a corresponding conference call at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Time) to discuss the results.

What: Xiao-I Corporation Full Year 2023 (ended December 31, 2023) Earnings Conference Call

When: 8:00 a.m. U.S. Eastern Time on Friday, April 30, 2024

Webcast: Xiao-I Corporation - Events (xiaoi.com)

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call. This pre-registration process is designed by the operator to reduce delays due to operator congestion when accessing the live call.

Online Registration: Conference Registration (vevent.com)

Participants who have not pre-registered may join the webcast by accessing the link at Xiao-I Corporation - Events (xiaoi.com)

A live and archived webcast of the conference call will be available on the Investors section of Xiao-I’s website at Cognitive Intelligence AI Solution Provider | Xiao-i (xiaoi.com)

About Xiao-I Corporation

Xiao-I Corporation is a leading artificial intelligence company that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning, and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly adaptable and have been successfully implemented across numerous business scenarios. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Ms. Berry Xia

Email: ir@xiaoi.com

XIAO-I CORPORATION

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	$1,026,245	$1,564,542
Restricted cash	-	20,676
Accounts receivable, net	41,362,705	28,326,985
Amounts due from related parties	346,517	-
Inventories	768,216	67,826
Contract costs	2,012,309	1,691,293
Deferred offering costs	1,330,902	-
Advance to suppliers	1,115,672	1,149,642
Prepaid expenses and other current assets, net	460,854	5,233,553
Total current assets	48,423,420	38,054,517

Non-current assets:
Property and equipment, net	219,470	2,125,629
Intangible assets, net	637,114	212,445
Long-term investments	2,852,492	2,650,458
Right of use assets	865,399	2,431,475
Deferred tax assets, net	3,888,574	-
Prepaid expenses and other non-current assets	3,697,675	7,000,357
Amount due from related parties-non current	-	13,859,350
Total non-current assets	12,160,724	28,279,714

TOTAL ASSETS	$60,584,144	$66,334,231

Commitments and Contingencies

Liabilities
Current liabilities:
Short-term borrowings	$18,784,459	$26,760,940
Accounts payable	9,180,532	13,674,339
Amount due to related parties-current	896,431	704,947
Deferred revenue	2,553,808	1,654,145
Convertible loans	3,754,269	-
Accrued expenses and other current liabilities	17,006,713	13,938,253
Lease liabilities, current	435,462	929,755
Total current liabilities	52,611,674	57,662,379

Non-current liabilities:
Amount due to related parties-non current	8,581,743	7,905,290
Accrued liabilities, non-current	8,073,912	7,759,474
Lease liabilities, non-current	300,974	1,473,950
Total non-current liabilities	16,956,629	17,138,714
TOTAL LIABILITIES	69,568,303	74,801,093

Shareholders’ deficit
Ordinary shares (par value of $0.00005 per share; 1,000,000,000 shares and 1,000,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 22,115,592 shares and 24,015,592 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively)	$1,106	$1,201
Preferred shares (par value of $0.00005 per share; nil and 3,700,000 preferred shares authorized as of December 31, 2022 and 2023, respectively; nil and 3,700,000 preferred shares issued and outstanding as of December 31, 2022 and 2023, respectively)	-	185
Additional paid-in capital	75,621,294	108,729,047
Statutory reserve	237,486	237,486
Accumulated deficit	(78,483,156)	(110,833,045)
Accumulated other comprehensive loss	(3,262,666)	(2,998,562)
XIAO-I CORPORATION shareholders’ deficit	(5,885,936)	(4,863,688)
Non-controlling interests	(3,098,223)	(3,603,174)
Total shareholders’ deficit	(8,984,159)	(8,466,862)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$60,584,144	$66,334,231

XIAO-I CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
Sale of software products	$14,878,256	$3,547,113	$1,566,455
Sale of hardware products	75,011	46,295	75,363
Technology development service	9,246,992	16,419,889	7,839,700
M&S service	2,772,795	2,429,526	2,676,185
Sale of cloud platform products	5,550,959	25,742,135	47,007,556
Net revenues (including sales to related parties of $286,875, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	32,524,013	48,184,958	59,165,259
Cost of sale of software products	(771,293)	(888,220)	(834,570)
Cost of sale of hardware products	(29,970)	(25,141)	(51,201)
Cost of technology development service	(4,390,825)	(12,194,044)	(6,059,330)
Cost of M&S service	(1,862,483)	(1,255,973)	(971,417)
Cost of sale of cloud platform products	(3,831,160)	(3,015,766)	(11,825,171)
Cost of revenues	(10,885,731)	(17,379,144)	(19,741,689)
Gross profit	21,638,282	30,805,814	39,423,570

Operating expenses:
Selling expenses	(4,620,113)	(3,911,818)	(4,550,997)
General and administrative expenses	(6,657,251)	(6,028,637)	(4,407,215)
Research and development expenses	(5,363,909)	(24,001,138)	(52,387,540)
Total operating expenses	(16,641,273)	(33,941,593)	(61,345,752)

Income/(Loss) from operations	4,997,009	(3,135,779)	(21,922,182)

Other income/(loss):
Investment (losses)/income	(156,630)	(143,181)	75,542
Interest expenses, net	(1,866,831)	(2,440,815)	(2,323,341)
Foreign currency exchange gain/(loss)	11,252	(68,902)	2,789
Other income, net	932,557	444,018	949,116
Total other loss	(1,079,652)	(2,208,880)	(1,295,894)

Income/(Loss) before income tax expense	3,917,357	(5,344,659)	(23,218,076)
Income tax expense	(552,355)	(660,655)	(3,787,692)
Net income/(loss)	$3,365,002	$(6,005,314)	$(27,005,768)
Net loss attributable to non-controlling interests	(312,811)	(106,779)	(543,961)
Net income/(loss) attributable to XIAO-I CORPORATION shareholders	3,677,813	(5,898,535)	(26,461,807)
Other comprehensive (loss)/income
Foreign currency translation change, net of nil income taxes	(117,291)	403,816	303,114
Total other comprehensive (loss)/income	(117,291)	403,816	303,114
Total comprehensive income/(loss)	$3,247,711	$(5,601,498)	$(26,702,654)
Total comprehensive (loss)/income attributable to non-controlling interests	(370,503)	95,280	(504,951)
Total comprehensive income/(loss) attributable to XIAO-I CORPORATION shareholders	3,618,214	(5,696,778)	(26,197,703)
Earnings/(Loss) per ordinary share attributable to XIAO-I CORPORATION shareholders
Basic	0.17	(0.27)	(1.12)
Diluted	0.16	(0.27)	(1.12)
Weighted average number of ordinary shares outstanding
Basic	22,115,592	22,115,592	23,646,003
Diluted	22,362,552	22,115,592	23,646,003